June 7, 2006

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
100 F St. Street, NE
Washington, D.C. 20549

Dear Mr. Gordon:

The following are responses to your letter of May 18, 2006.

1.
Please tell us how you have applied the guidance in EITF 00-19 in evaluating whether the warrants issued in May 2004 in connection with the sale of six million share of you common stock should be accounted for as liabilities. We note that you filed a registration statement on July 21, 2004 for the shares underlying these warrants that currently remains effective, however your registration rights agreement requires you to keep the registration statement continuously effective for a two year period, or else you are required to pay a liquidated damages payment equal to 2.5% or the purchase price per month until the event is cured, with no cap on the maximum penalty that could be incurred. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the difference views on this issue as outlined in Issue Summary No. 1 of EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to account for the warrants as liabilities.

We evaluated the warrants issued in May 2004 under the guidance in effect at the time of the transaction. This guidance included FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

The warrants issued could not be “put” back to us, and, in no circumstances, would we ever be required to pay cash or transfer other assets to satisfy the outstanding warrants. Because of these factors, we concluded that permanent equity classification was appropriate, and FAS 150 did not apply. Based on this conclusion, the question of whether the warrants met the definition of a derivative under FAS 133, Accounting for Derivative Instruments and Hedging Activities, was not considered necessary. This is due to the FAS 133 ¶11(a) scope exception for instruments classified as equity.

The warrants provide for physical share settlement, and, in certain circumstances, net share settlement. There is no provision for net cash settlement. Based on these factors, equity treatment is appropriate under the provisions of EITF 00-19.

We are aware that in June 2005 the EITF discussed Issue No. 05-4, and no consensus was reached. We also considered the discussion in Issue Summary No. 1 of EITF 05-4. We would consider the registration rights agreement as a separate freestanding contract, to be accounted for separately. This is the approach set forth in “View C” of EITF 05-4. The warrants would therefore also be considered a separate financial instrument, and accounted for as permanent equity, as described in the previous paragraph.

The registration rights agreement meets the definition of a derivative under FAS 133, and would be recorded as a liability at fair value at inception. Subsequent changes in fair value would be recognized in earnings. We consider the fair value of the registration rights agreement to be immaterial. In considering fair value, several factors were analyzed. We had 30 days to file the registration statement, which was done in the allowable timeframe. We had 120 days for the registration statement to be declared effective. This was achieved on July 27, 2004, which was before the filing of our first financial statements subsequent to the transaction, the June 30, 2004 quarterly report on Form 10-QSB. Therefore, we knew that no penalties were due related to initial effectiveness provision of the registration rights agreement. Penalties would then only become due if the registration statement did not remain effective for two years after the signing of the agreement, or May 18, 2006. We believed that events causing the suspension of the effectiveness of the registration statement were not likely to occur. At each balance sheet date, should a penalty have been determined to be probable, it would have been accrued in accordance with FAS 5, Accounting for Contingencies.

We do note that the registration statement continues to remain effective as of the date of this letter, and the 2-year period in which penalties could apply lapsed on May 18, 2006.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Marc Sherman
Chief Executive Officer